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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number

    A.
    Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Protection One 401(k) Plan

    B.
    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    WESTERN RESOURCES, INC.
    818 S. Kansas Avenue
    Topeka, KS 66612

    PROTECTION ONE, INC.
    818 S. Kansas Avenue
    Topeka, KS 66612

Protection One 401(k) Plan

Table of Contents

Page
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS:
Statements of net assets available for plan benefits as of December 31, 2000 and 1999	2
Statement of changes in net assets available for plan benefits for the year ended December 31, 2000	3
NOTES TO FINANCIAL STATEMENTS	4–7
SUPPLEMENTAL SCHEDULES:
Schedule G, Part III—Nonexempt Transactions For the year ended December 31, 2000	8
Schedule H, line 4i—Schedule of Assets (Held at End of Year) December 31, 2000	9
SIGNATURES	10
CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS	11

Report of independent public accountants

To the Board of Trustees of the
Protection One 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Protection One 401(k) Plan (formerly Protection One Employees Savings Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and the supplemental schedule of nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Kansas City, Missouri,
May 31, 2001

Protection One 401(k) Plan

Statements of net assets available for plan benefits
December 31, 2000 and 1999

	2000	1999
ASSETS:
Investments at fair value (Note 3)	$17,149,095	$15,482,587
Contributions receivable-
Employer	—	164,684
Participant	—	240,747

Net receivables	—	405,431

Total assets	17,149,095	15,888,018

LIABILITIES:
Refunds payable and excess contributions	(109,304)	(101,739)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$17,039,791	$15,786,279

The accompanying notes are an integral part of these financial statements.

Protection One 401(k) Plan

Statement of changes in net assets available for plan benefits
For the year ended December 31, 2000

ADDITIONS:
Investment income–
Interest and dividend income	$1,007,161
Net depreciation	(763,152)
Contributions–
Employer	708,236
Participant	2,991,463

Total additions	3,943,708
DEDUCTIONS:
Payment of benefits	(2,462,792)
TRANSFERS TO (FROM) PLAN:
Transfers out	(527,556)
Transfers in	300,152

Net transfers	(227,404)

Net increase	1,253,512
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of period	15,786,279

End of period	$17,039,791

The accompanying notes are an integral part of this financial statement.

1.  Description of the plan

General

    The Protection One 401(k) Plan (formerly Protection One Employees Savings Plan) (the Plan), was adopted to provide eligible employees of Protection One Alarm Monitoring, Inc. (the Employer) a method to provide for retirement and other related benefits. The Plan was restated effective July 1, 1998, concurrent with the merger of the Westar Security Services 401(k) Plan (the Westar Plan) into the Plan. The Plan is administered by the retirement committee (the Committee) appointed by the Employer. The following summary description of the Plan is for general information purposes only. Participants should refer to the Plan agreement for more complete information.

    The Plan is a defined contribution, contributory employee benefit plan established in accordance with Section 401(a) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All Protection One Alarm Monitoring, Inc., employees become eligible to participate after attaining age 21 and completion of six months of service. Effective April 1, 2000, the Plan was amended allowing entry into the plan at the beginning of any calendar month and changing the eligibility to completion of 90 days of service with no minimum age requirement.

Contributions

    During each plan year, contributions include the total amount of the salary reductions elected by the participants (not to exceed 16 percent of the participant's individual compensation), subject to certain limits, and a discretionary match of the participant contributions, determined each year by the Employer. Such matching contributions will be allocated to the participants' accounts in the same ratio as participant contributions. All contributions are participant-directed. At the Employer's discretion, additional matching contributions may be provided at a rate of up to 25 percent of the participant's contribution. The Employer made matching contributions in the amount of $708,236 during 2000.

Vesting and forfeitures

    Each participant has a fully vested and nonforfeitable interest in all amounts attributable to voluntary contributions, rollover contributions, and income earned thereon.

    Participants who terminate service for reasons other than retirement, death, or full and permanent disability prior to the completion of five years of service, will forfeit the nonvested portion of Employer contributions to their account. Participants vest in Employer contributions according to the following schedule:

Years of Service		Vesting Percentage
Less than 1		0%
	1	20
	2	40
	3	60
	4	80
5 or more		100

    Forfeitures of terminated participants' nonvested accounts are used to reduce future Employer contributions. Total forfeitures were $100,327 in 2000.

    Effective October 1, 1999, participants transferring accounts from Western Resources, Inc. Employees' 401(k) Savings Plan carryover their vested status to the Plan.

Participant loans

    Participants may borrow from their fund accounts an amount equal to the lesser of one-half of the participant's vested account balance or $50,000. All loans must be repaid in equal installments on not less than a quarterly basis over a five-year period or in excess of five years for the purchase of a primary residence. The loans are secured by up to 50 percent of the participant's vested account balance and bear interest at a rate based on the prime rate published in the Wall Street Journal at the beginning of the calendar quarter plus 1 percent. Principal and interest are paid through payroll deductions. Interest rates on outstanding participant loans ranged from 8.75 percent to 10.50 percent as of December 31, 2000.

Administration

    All funds in the Plan are held with the trustee. The Plan Administrator is the Employer and is responsible for administration of the Plan, including the costs of administering the Plan. Records are maintained in the form of individual accounts, and credits and charges are made to such accounts. When appropriate, a participant shall have two separate accounts, an Employer matching contribution account and a participant contribution account. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and an allocation of plan earnings based on account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Certain administrative expenses of the Plan are paid by the Employer. The Employer paid expenses of approximately $125,000 during the year ended December 31, 2000, on behalf of the Plan.

Payment of benefits

    Benefits are recorded when paid. At December 31, 2000, all benefit claims submitted prior to year-end were paid. On termination of service due to death, full and permanent disability, or normal retirement, a participant will be entitled to 100 percent of the value of their account balance. Payment of benefits may be in the form of lump-sum distributions or an annuity contract payable.

    For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. If the participant's account has ever exceeded $5,000, the participant (and spouse, if applicable) must give written consent before the distribution may be made.

2.  Summary of significant accounting policies

Basis of accounting

    The Plan's financial statements have been prepared on the accrual basis of accounting.

Use of estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition

    Investments of the Plan are presented at fair market value. Shares of common trust funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Protection One, Inc. Common Stock and Western Resources, Inc., Common Stock is

valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). There is a possibility that changes in the Protection One, Inc. and Western Resources, Inc. Common Stock could occur and affect the amounts reported in the statements of net assets available for benefits. Participant loans are valued at cost, which approximates fair market value. Purchases and sales of investments are recorded on the trade date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Refunds payable and excess contributions

    Refunds payable and excess contributions represent amounts deferred from the salaries of participants in excess of those allowed by ERISA, as well as the related matching Employer contributions, that will be returned to the participants and the Employer.

3.  Investments

    The following investments individually represent 5 percent or more of the net assets available for plan benefits at December 31:

	2000	1999
Common trust funds–
Vanguard 500 Index Fund	$4,283,986	$4,336,641
Vanguard PRIMECAP Fund	4,155,383	3,443,052
Vanguard Wellington Fund	1,934,358	1,695,298
Vanguard Windsor Fund	2,200,324	1,929,376
Short-term investments–
Vanguard Prime Money Market Fund	1,741,138	1,677,629

    The net change in realized and unrealized appreciation (depreciation) in fair value of investments included in the statement of changes in net assets available for plan benefits for the year ended December 31, 2000, consisted of the following:

Common trust funds–
Stock funds	$(692,050)
Combined stock/bond funds	51,367
Protection One, Inc. Common Stock	(226,624)
Western Resources, Inc. Common Stock	104,155

Net depreciation in fair value of investments	$(763,152)

4.  Tax status

    The Employer received a favorable determination letter dated October 6, 2000, from the Internal Revenue Service (IRS) stating the Plan and the related trust are qualified and exempt from federal income taxes under Sections 401(a) and 501(a) of the IRC, as amended. In the opinion of the Plan Administrator, the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

5.  Termination of the Plan

    The Employer has the right to terminate the Plan at any time by delivering to the trustee and administrator written notice of such termination. In the event of Plan termination, participants will become fully vested and assets will be distributed to participants in a manner consistent with plan provisions and ERISA regulations. The Employer currently has no intent to terminate the Plan.

6.  Transfers to/from the Plan

    During the year ended December 31, 2000, Protection One, Inc. (the Company), agreed with a successor employer to transfer former employee participant account balances totaling $527,556 to a qualified defined contribution plan, the ATX Research Inc. 401(k) Retirement Plan.

    Also during the year ended December 31, 2000, employee participant accounts totaling $300,152 were transferred from a qualified defined contribution plan, the Western Resources, Inc. Employees' 401(k) Savings Plan.

7.  Related-party transactions

    The Plan invests in shares of mutual funds managed by an affiliate of the trustee. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8.  Purchase of Western Resources, Inc. Common Stock

    The Plan purchased approximately 9,000 shares of Western Resources, Inc. Common Stock in the period from July 1, 1998 to March 31, 1999, which may not have been registered under the Securities Act of 1933. The purchases made by the trustee on behalf of the Plan were made in a manner consistent with the Plan and investment elections of the Plan participants. The Employer is considering what further action should be taken, if any.

9.  Nonexempt transactions

    During 2000, the Company remitted to the Plan a contribution later than the maximum allowable time for transmitting participant contributions under regulations of the U.S. Department of Labor. Department of Labor Regulation 2510.3-102 requires that all employee contributions are submitted to the Plan no later than 15 business days following the end of the month in which amounts were withheld from compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a nonexempt transaction with a party-in-interest. Management and counsel believe that this transaction should not affect the tax-qualified status of the Plan as all such required payments were subsequently paid upon discovery. Therefore, no provisions for income taxes have been included in the Plan's financial statements.

10. Subsequent events

    Effective January 1, 2001, the Plan was authorized by Protection One's Board of Directors to increase the Company's matching contribution for every participant dollar from $.25 to $.50 for all contributions up to 6 percent of a participant's earnings, excluding nonperformance-based bonuses.

Protection One 401(k) Plan

Schedule G, Part III—Nonexempt Transactions
For the year ended December 31, 2000

Identity of Party Involved	Relationship to Plan, Employer or Other Party In-Interest	Description of Transaction	Cost of Asset	Current Value of Asset
Protection One, Inc.	Employer	Untimely remittance of employee contributions to the Plan	$3,806	$3,806

Protection One 401(k) Plan

Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2000

Identity of Issuer	Description of Investment	Market Value
* Vanguard 500 Index Fund	Registered Investment Company	$4,283,986
* Vanguard International Growth Fund	Registered Investment Company	816,446
* Vanguard Prime Money Market Fund	Registered Investment Company	1,741,138
* Vanguard PRIMECAP Fund	Registered Investment Company	4,155,383
* Vanguard Total Bond Market Index Fund	Registered Investment Company	771,866
* Vanguard Wellington Fund	Registered Investment Company	1,934,358
* Vanguard Windsor Fund	Registered Investment Company	2,200,324
* Protection One, Inc. Common Stock	Company Stock Fund	298,900
* Western Resources, Inc. Common Stock	Company Stock Fund	300,447
* Participant Loans	8.75%–10.50%	646,247

Total assets held for investment purposes		$17,149,095

(*)
Indicates a party-in-interest to the Plan

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act 1934, the Retirement Committee for the Protection One 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTECTION ONE 401(K) PLAN

By:	/s/ ANTHONY D. SOMMA Anthony D. Somma	Chief Financial Officer	Date: June 28, 2001

Consent of Independent Public Accountants

    As independent public accountants, we hereby consent to the incorporation of our reports included in this Form 11-K, into the Company's previously filed S-8 Registration Statement File Numbers 333-02828 and 333-40158.

ARTHUR ANDERSEN LLP

Kansas City, Missouri,
June 28, 2001

QuickLinks

Protection One 401(k) Plan
Table of Contents
Report of independent public accountants
Protection One 401(k) Plan Statements of net assets available for plan benefits December 31, 2000 and 1999
Protection One 401(k) Plan Statement of changes in net assets available for plan benefits For the year ended December 31, 2000
Protection One 401(k) Plan
Schedule G, Part III—Nonexempt Transactions For the year ended December 31, 2000
Protection One 401(k) Plan
Schedule H, line 4i—Schedule of Assets (Held at End of Year) December 31, 2000
SIGNATURES
Consent of Independent Public Accountants